GeoGlobal Resources Inc.

Supplement to Prospectus dated January 25, 2006

The prospectus of GeoGlobal Resources Inc. (the “Company”) dated January 25, 2006 relates, among other securities, to the resale from time to time by the holders of an aggregate of 2,126,200 shares that are issuable on exercise of common stock purchase warrants and 195,144 shares issuable on exercise of outstanding compensation options.  Effective September 9, 2007, the expiration date of the outstanding common stock purchase warrants of the Company to purchase an aggregate of 2,126,000 common shares, originally to expire on September 9, 2007, was extended to 5:00 p.m. (Toronto time) on June 20, 2009.

In addition, the expiration dates of Company’s outstanding compensation options and the related warrants issuable on exercise of the compensation options were both extended to the same time on June 20, 2009.  The outstanding compensation options were issued in September 2005 exercisable at US $6.50 per compensation option.  The common stock purchase warrants issuable on exercise of the compensation options will be when issued exercisable at US $9.00 per share.  On exercise of the compensation options, an aggregate of 195,144 common shares and 95,572 warrants are issuable.

The date of this Supplement is September 9, 2007.